UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*
The Medicines Company
(Name of Issuer)
Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)
584688105
(CUSIP Number)

June 1, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584688105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,873,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,873,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,190
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	584688105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,873,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,873,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,190
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	584688105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,873,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,873,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,190
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No.	584688105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PointState Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,873,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,873,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,190
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	584688105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,873,190
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,873,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,873,190
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	584688105

ITEM 1(a)	NAME OF ISSUER

The name of the issuer is The Medicines Company (the “Company”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 8 Sylvan Way, Parsippany, New Jersey 07054.

ITEM 2(a)	NAME OF PERSONS FILING

This statement is filed by:

(i)	SteelMill Master Fund LP, a Cayman Islands exempted limited partnership (“SteelMill”);

(ii)	PointState Holdings LLC, a Delaware limited liability company (“PointState Holdings”);

(iii)	PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill;

(iv)	PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”); and

(v)
Zachary J. Schreiber (“Mr. Schreiber”), an individual, who serves as managing member of PointState GP, the general partner of PointState, and who serves as managing member of PointState Holdings, the general partner of SteelMill.

SteelMill, PointState Holdings, PointState, PointState GP and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons are filing this statement jointly with respect to the same securities as contemplated by Rule 13d-1(k)(1), not as members of a group.

ITEM 2(b)	ADDRESS OR PRINCIPAL BUSINESS OFFICE

The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

ITEM 2(c)	CITIZENSHIP

SteelMill is organized under the laws of the Cayman Islands.  PointState Holdings, PointState and PointState GP are organized under the laws of the State of Delaware.  Mr. Schreiber is a citizen of the United States of America.

CUSIP No.	584688105

ITEM 2(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 Par Value Per Share (“Common Stock”).

ITEM 2(e)	CUSIP NO.

584688105

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a

(a) ☐	Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);

(e) ☐	Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No.	584688105

ITEM 4.	OWNERSHIP

The percentages used herein and in the rest of this Schedule 13G reflect ownership of the Reporting Persons as of June 1, 2018 and are calculated based upon 73,611,023 shares of Common Stock issued and outstanding as of May 4, 2018, as reported on the Company’s quarterly report on Form 10-Q (File No.000-31191) filed with the Securities and Exchange Commission by the Company on May 9, 2018 for the quarterly period ended March 31, 2018.

A.	SteelMill
(a) Amount beneficially owned:  3,873,190
(b) Percent of class:  5.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote:  3,873,190
(iii) Sole power to dispose or direct the disposition:  -0-
(iv) Shared power to dispose or direct the disposition:  3,873,190

B.	PointState Holdings
(a) Amount beneficially owned:  3,873,190
(b) Percent of class:  5.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote:  3,873,190
(iii) Sole power to dispose or direct the disposition:  -0-
(iv) Shared power to dispose or direct the disposition:  3,873,190

C.	PointState
(a) Amount beneficially owned:  3,873,190
(b) Percent of class:  5.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote:  3,873,190
(iii) Sole power to dispose or direct the disposition:  -0-
(iv) Shared power to dispose or direct the disposition:  3,873,190

CUSIP No.	584688105

D.	PointState GP
(a) Amount beneficially owned:  3,873,190
(b) Percent of class:  5.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote:  3,873,190
(iii) Sole power to dispose or direct the disposition:  -0-
(iv) Shared power to dispose or direct the disposition:  3,873,190

E.	Mr. Schreiber
(a) Amount beneficially owned:  3,873,190
(b) Percent of class:  5.3%
(c)	(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote:  3,873,190
(iii) Sole power to dispose or direct the disposition:  -0-
(iv) Shared power to dispose or direct the disposition:  3,873,190

PointState, which serves as the investment manager to SteelMill, and Mr. Schreiber, as managing member of PointState GP and PointState Holdings, may be deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the shares of Common Stock held directly by SteelMill.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Not Applicable.

CUSIP No.	584688105

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2018

STEELMILL MASTER FUND LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Holdings LLC, the general partner of SteelMill Master Fund LP

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Capital GP LLC, the general partner of PointState Capital LP

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  June 11, 2018

STEELMILL MASTER FUND LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Holdings LLC, the general partner of SteelMillMaster Fund LP

POINTSTATE HOLDINGS LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

POINTSTATE CAPITAL LP

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member of PointState Capital GP LLC, the general partner of PointState Capital LP

POINTSTATE CAPITAL GP LLC

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber
Title: Managing Member

By:	/s/ Zachary J. Schreiber
Name: Zachary J. Schreiber